Exhibit 99.1

FCA US Reaches Settlements on Emissions Requirements

•
FCA has reached final settlements on civil, environmental and consumer claims with U.S. federal and state agencies as well as private class actions to resolve differences over diesel emissions requirements

•	Estimated total cost of settlements is $0.8 billion, in line with financial charge taken for this purpose in third-quarter, 2018

•	FCA will provide free software update for an estimated 100,000 vehicles; service provided through an emissions recall and does not require any hardware modification

•	Settlements include an average of $2,800 in compensation for each eligible customer affected by the recall

•	Civil penalties under the settlement total approximately $400 million, payable to various U.S. federal and state authorities

•	FCA maintains its position that the Company did not engage in any deliberate scheme to install defeat devices to cheat emissions tests.

•	The consent decree and settlement agreements contain no finding or admission with regard to any alleged violations
Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its wholly owned subsidiary FCA US LLC has reached final settlements on civil, environmental and consumer claims with the U.S. Environmental Protection Agency (EPA), U.S. Department of Justice (DOJ), the California Air Resources Board (CARB), the State of California, 49 other States and U.S. Customs and Border Protection, agreeing to pay approximately $400 million in civil penalties to resolve differences over diesel emissions requirements.
FCA US has also settled a putative class action on behalf of private consumers.
Customer compensation, the estimated future cost of the extended warranty and the cost of environmental mitigation efforts also account for approximately $400 million. The resulting $0.8 billion total is in line with the financial charge taken by the Company for this purpose in third-quarter, 2018.
The settlements do not change the Company’s position that it did not engage in any deliberate scheme to install defeat devices to cheat emissions tests. Further, the consent decree and settlement agreements contain no finding or admission with regard to any alleged violations of vehicle emissions rules.
“We acknowledge that this has created uncertainty for our customers, and we believe this resolution will maintain their trust in us,” said Mark Chernoby, the Company’s Head of North American Safety and Regulatory Compliance.
FCA US will conduct an emissions recall to update emission control software in an estimated 100,000 model-year 2014-2016 Ram 1500 pickups and Jeep Grand Cherokee SUVs equipped with 3.0-liter EcoDiesel V-6 engines. The software reflash does not affect average fuel economy, drivability, durability or refinement of the vehicles.
Each current and former owner and lessee of these vehicles will be eligible to receive a payment averaging $2,800 as part of the plaintiff steering committee settlement. The affected vehicles will also qualify for an extended warranty in connection with the software update.

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

“We have implemented rigorous new validation procedures and updated our training programs to ensure continued compliance with the increasingly complex regulatory environment,” Chernoby said. “Such measures are consistent with our mission to deliver advanced technologies that deliver value to our customers and that enhance the environmental performance of our products.”
The settlements are now lodged with the San Francisco division of the United States District Court, North District of California, where they await judicial approval. The approximately $400 million in civil penalties includes:

•	$305 million payable to the U.S. Environmental Protection Agency (EPA), U.S. Department of Justice (DOJ) and the California Air Resources Board (CARB) for environmental claims

•	$13.5 million to the California Attorney General for consumer claims and mitigation expenses

•	$72.5 million to various other state attorneys general for environmental and consumer claims

•	$6 million to Customs and Border Protection.

In addition, FCA US will pay $19 million to the State of California for emissions mitigation initiatives, while also financing the upgrade of 200,000 high-efficiency catalytic converters through the aftermarket.
Affected customers will be advised when they may schedule service appointments. FCA US is in the process of establishing the required logistics to identify vehicle owners and provide service and remuneration.
London, 10 January 2019

This press release contains forward-looking statements. These statements are based on the FCA Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the FCA Group’s control.